EXHIBIT 2.1

IMPERIAL PARKING CORPORATION,

IMPERIAL PARKING MANAGEMENT, LLC

and

IPK ACQUISITION CORPORATION

AGREEMENT AND PLAN OF MERGER

Dated as of January 22, 2004

(i)

(ii)

(iii)

AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of January 22, 2004 (this “Agreement”), by and among Imperial Parking Corporation, a Delaware corporation (the “Company”), Imperial Parking Management, LLC, a Delaware limited liability company (“Parent”), and IPK Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

          WHEREAS, the Board of Directors of the Company (the “Board of Directors”) and the Management Committee of Parent have each determined that it is in the best interests of their stockholders and members, respectively, for Merger Sub to merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms of and subject to the conditions set forth herein; and

          WHEREAS, the Board of Directors, based on the recommendation of a special committee (the “Special Committee”) of the Board of Directors, has adopted this Agreement and has determined that the consideration to be paid for each share of Company Common Stock (as defined in Section 4.2(a)) other than Dissenting Shares (as defined in Section 2.9) upon consummation of the Merger is fair to the holders of such shares and has recommended that the holders of Company Common Stock approve this Agreement and the transactions contemplated hereby;

          WHEREAS, the Management Committee of Parent and the Board of Directors of Merger Sub have adopted this Agreement;

          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, Gotham Partners, L.P. and certain of its affiliates are entering into a Voting and Option Agreement with Parent in the form of Exhibit A (the “Gotham Voting Agreement”) and certain other stockholders of the Company are entering into a Voting Agreement with Parent in the form of Exhibit B (collectively with the Gotham Voting Agreement, the “Voting Agreements”); and

          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parking Management Fund, LP and the Gates Group LLC, CapitalWorks, LLC and Prudential Capital Partners, L.P. are entering into Limited Guaranties with respect to the satisfaction or performance of Parent’s and Merger Sub’s obligations under this Agreement, in the form of Exhibits C, D and E, respectively (collectively, the “Limited Guaranties”);

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I.

GENERAL

SECTION 1.1. Defined Term Index.

Term	Reference

Acquisition Proposal	Section 5.2(c)
Affiliate	Section 9.4(a)
Affiliated Group	Section 4.19(b)
Agreement	Preamble
Board of Directors	Recitals
Certificate of Merger	Section 2.3
Change of Law	Section 4.1(b)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 4.10(b)
Collective Bargaining Agreement	Section 4.23(a)
Company	Preamble
Company Benefits Plans	Section 4.10(a)
Company Common Stock	Section 4.2(a)
Company Financial Statements	Section 4.7(b)
Company Material Contracts	Section 4.16
Company Permits	Section 4.18(b)
Company Preferred Stock	Section 4.2(a)
Company Recommendation	Section 5.2(e)
Company Representatives	Section 5.2(a)
Company Restricted Stock	Section 2.10(c)
Company Stock	Section 4.2(a)
Company Stock Options	Section 2.10(a)
Confidentiality Agreement	Section 6.2
control	Section 9.4(b)
DGCL	Recitals
Dissenting Shares	Section 2.9
Effective Time	Section 2.3
Environmental Law	Section 4.15(c)
ERISA	Section 4.10(a)
Exchange Act	Section 3.4(b)
Exchange Agent	Section 2.8(a)
Expense Reimbursement	Section 8.2(b)
Filing Date	Section 6.4(b)
Financing	Section 3.5
Financing Letters	Section 3.5
Fully Diluted Share Number	Section 2.7(d)
Funded Debt	Section 4.7(d)
GAAP	Section 4.1

Term	Reference

Gotham Voting Agreement	Recitals
Governmental Entity	Section 3.4(b)
Hazardous Substances	Section 4.15(c)
HSR Act	Section 3.4(b)
Indemnified Parties	Section 6.5(a)
Intellectual Property	Section 4.13
IRS	Section 4.10(b)
Knowledge	Section 9.4(c)
Lease	Section 4.12(a)
Leased Real Property	Section 4.12(a)
Lenders	Section 3.5
Liens	Section 4.4
Limited Guaranties	Recitals
Managed Real Property	Section 4.12(a)
Management Agreements	Section 4.12(a)
Material Adverse Effect	Section 4.1(b)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Bylaws	Section 2.6(b)
Merger Sub Certificate	Section 2.6(a)
New York Courts	Section 9.9
Notice of Superior Proposal	Section 5.2(d)
Order	Section 7.1(c)
Outside Date	Section 8.1(d)
Owned Real Property	Section 4.11(a)
Parent	Preamble
Parent and Merger Sub Information	Section 6.1(c)
Permitted Liens	Section 4.11(a)
Per Share Amount	Section 2.7(a)
Person	Section 9.4(d)
Post-November Transaction Costs	Section 2.7(d)
Property Restrictions	Section 4.11(a)
Proxy Statement	Section 6.1(a)
Required Company Consents	Section 4.6(b)
Required Parent Consents	Section 3.4(b)
Restated Certificate	Section 4.6(a)
Rights	Section 4.2(b)
Rights Agreement	Section 4.2(b)
Rollover Agreements	Section 6.9
SEC	Section 4.7(a)
SEC Reports	Section 4.7(a)
Securities Act	Section 4.7(a)
Shares	Section 2.7(a)
Special Committee	Recitals
Stock Incentive Plan	Section 2.10(a)

Term	Reference

Stockholder Rights Plan	Section 4.20
Stockholders Meeting	Section 6.1(a)
Subsidiary	Section 4.1(b)
Superior Proposal	Section 5.2(c)
Surviving Corporation	Section 2.1
Tax Returns	Section 4.18(b)
Taxes	Section 4.18(b)
Termination Fee	Section 8.2(b)
Third Party	Section 5.2(c)
Voting Agreements	Recitals

ARTICLE II.

THE MERGER

          SECTION 2.1. The Merger. At the Effective Time (as defined in Section 2.3), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. The Company as the surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

          SECTION 2.2. Closing. Unless this Agreement has been terminated and the transactions herein contemplated have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. on the second business day after satisfaction or waiver of the conditions set forth in Article VII (the “Closing Date”), at the offices of Willkie Farr & Gallagher LLP located at 787 Seventh Avenue, New York, New York 10019 (or such other place or time as Parent and the Company may jointly designate).

          SECTION 2.3. Effective Time. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (the “Certificate of Merger”), in accordance with the relevant provisions of the DCGL, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective at the time of such filing, or such other time as is agreed upon by the parties and specified in the Certificate of Merger (the time of such filing, or such other time so specified, being the “Effective Time”).

          SECTION 2.4. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving

Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

          SECTION 2.5. Subsequent Actions. If, at any time at or after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, juridical acts, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments, juridical acts and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

          SECTION 2.6. Certificate of Incorporation; Bylaws; Directors and Officers. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub (the “Merger Sub Certificate”), as in effect immediately before the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

          (b) The Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately before the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Merger Sub Certificate and the Merger Sub Bylaws.

          (c) The directors of Merger Sub immediately before the Effective Time will continue as the directors of the Surviving Corporation, and except as Merger Sub may otherwise notify the Company in writing prior to the Effective Time, the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law, the Merger Sub Certificate and the Merger Sub Bylaws.

          SECTION 2.7. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the following securities:

          (a) Except for Dissenting Shares and Company Restricted Stock (as defined in Section 2.10(b) below) and except as provided in clause (b) below, each share of Company Common Stock issued and outstanding immediately before the Effective Time (such shares of Company Common Stock are hereinafter occasionally referred to as the “Shares”) shall be converted into the right to receive US$26.00, subject to adjustment as provided in subsection (d) of this Section 2.7 (the “Per Share Amount”), in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share or, if the certificate has been lost or destroyed, an affidavit with respect thereto in form and substance reasonably acceptable to the Surviving Corporation, in each case in accordance with Section 2.8. As of the Effective Time, all Shares so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the aggregate Per Share Amount applicable thereto, in accordance with Section 2.8.

          (b) Each share of Company Common Stock that is owned by the Company (other than the Company Restricted Stock held in escrow by the Company pursuant to the terms of the Stock Incentive Plan (as defined in Section 2.10(a) below) and any restricted stock award agreements) or owned by Parent or Merger Sub (including, without limitation, any Shares acquired by Parent pursuant to any Rollover Agreements) immediately before the Effective Time shall automatically be canceled and extinguished and shall cease to exist, and no cash, Company Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately before the Effective Time shall automatically be canceled and extinguished and shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

          (d) In the event that the Post-November Transaction Costs (as defined below) exceed US$1,550,000, the Per Share Amount shall be reduced by an amount equal to (i) the amount by which the Post-November Transaction Costs, in the aggregate, exceed US$1,550,000 divided by (ii) the Fully Diluted Share Number (as defined below). As used herein, the term “Post-November Transaction Costs” shall mean the aggregate amount of the fees and expenses paid or incurred by the Company or any of its Subsidiaries at any time from December 1, 2003 through the Closing Date relating to the transactions contemplated hereby or relating to any other sale or restructuring of the Company, including without limitation investment banking fees and expenses (including any success or closing fees paid or payable to The Blackstone Group, L.P. in connection with the transactions contemplated hereby) and legal and accounting fees and expenses, but excluding (i) any fees and expenses paid or payable to KPMG LLP for services rendered at the request of Parent or Merger Sub and (ii) postage, proxy solicitation and printing fees of up to US$15,000 in the aggregate. The Company shall obtain, on or prior to the Closing Date, invoices or billing statements with respect to the period of time between December 1, 2003 and the Closing from each of its and its Subsidiaries’ outside investment banking, financial, legal and accounting representatives and advisors, and from any other third parties that provided any goods or services to the Company or any Subsidiary that constitute Post-November Transaction Costs. The Company shall provide to Parent at the Closing a certificate executed by an officer of the Company certifying that it has complied with the foregoing sentence and that the amount of the Post-November Transaction Costs reflected on such certificate include all of the fees and expenses reported to the Company in accordance with such sentence. As used herein, the term “Fully Diluted Share Number” shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time calculated on a fully diluted basis, including without limitation (x) Shares issued or issuable upon the exercise of all outstanding rights, warrants or options, vested or unvested, to acquire Company Common Stock, regardless of restrictions on exercise or conversion, (y) Shares issued or issuable upon the conversion of all outstanding securities and notes convertible at any time into Company Common Stock and (z)

Shares issued or issuable as restricted stock, whether or not vested or certificated and regardless of restrictions on sale or rights of repurchase.

          SECTION 2.8. Surrender of Shares; Stock Transfer Books. (a) Before the Effective Time, the Company shall enter into an agreement with a bank or trust company reasonably acceptable to Parent to act as agent (the “Exchange Agent”) to receive the funds necessary to make the payments contemplated by Sections 2.7(a), 2.10(a) and 2.10(b) and to make such payments on a timely basis. Parent and Merger Sub shall, from time to time (but no earlier than the Effective Time), irrevocably deposit, or cause to be deposited, in trust with the Exchange Agent for the benefit of holders of record of Shares and for the benefit of holders of record of Company Stock Options (as defined in Section 2.10(a) below) and Company Restricted Stock as of the Effective Time, funds in amounts sufficient for the payments required to be made to such holders under Sections 2.7(a), 2.10(a) and 2.10(b), respectively. Such funds shall be held in trust for such holders, shall not be assets of the Surviving Corporation and shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided, however, that such funds may only be invested in (i) obligations of or guaranteed by the United States, (ii) commercial paper rated A-1, P-1 or A-2, P-2, and (iii) time deposits with, including certificates of deposits issued by, any office located in the United States of any bank or trust company organized under Federal law or under the law of any state of the United States or of the District of Columbia and that has capital, surplus and undivided profits of at least US$500,000,000. Any net profits resulting from, or interest or income produced by, such investments shall be payable as directed by the Surviving Corporation.

          (b) The Surviving Corporation agrees that as soon as practicable after the Effective Time it shall cause the Exchange Agent to distribute to holders of record of Shares as of the Effective Time a form of letter of transmittal and instructions for its use in effecting the surrender of the certificates representing the Shares in exchange for the aggregate Per Share Amount relating thereto in customary form to be agreed to by Parent and the Company prior thereto. Upon the surrender of certificates representing the Shares together with a properly executed letter of transmittal, the Surviving Corporation shall cause the Exchange Agent to pay the holder of such certificates in exchange therefor cash in an amount equal to the Per Share Amount multiplied by the number of Shares represented by such certificate or certificates. Until so surrendered, each such certificate (other than certificates representing shares of Company Common Stock owned by the Company or any Subsidiary (excluding the Company Restricted Stock held in escrow by the Company pursuant to the terms of the Stock Incentive Plan and any restricted stock award agreements) or owned by Parent or Merger Sub (including, without limitation, any Shares acquired by Parent pursuant to any Rollover Agreements)), shall represent solely the right to receive the aggregate Per Share Amount relating thereto.

          (c) If payment of cash in respect of canceled Shares is to be made to a Person other than the Person in whose name a surrendered certificate or instrument is registered, it shall be a condition to such payment that the certificate or instrument so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of such payment in a name other than that of the registered holder of the certificate or instrument surrendered or shall have established to the satisfaction of the Surviving Corporation or the Exchange Agent that such tax either has been paid or is not payable.

          (d) If any certificate or certificates representing Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such certificate or certificates, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate or certificates the Per Share Amount multiplied by the number of Shares represented by such certificate or certificates payable pursuant to this Agreement.

          (e) At the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, certificates for Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for cash as provided in Section 2.7(a). No interest shall accrue or be paid on any cash payable upon the surrender of a certificate or certificates which immediately before the Effective Time represented outstanding Shares.

          (f) Promptly following the date which is twelve months after the Effective Time, the Surviving Corporation may cause the Exchange Agent to deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions contemplated hereby, and any holder of a certificate or certificates representing Shares who has not theretofore complied with this Section 2.8 shall thereafter look only to the Surviving Corporation for payment of the Per Share Amount multiplied by the number of Shares represented by such certificate or certificates, subject to any applicable abandoned property, escheat or similar law. Thereafter, each holder of a certificate or certificates representing Shares may surrender such certificate or certificates to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration thereof the Per Share Amount multiplied by the number of Shares represented by such certificate or certificates, without any interest or dividends thereon.

          (g) None of the Company, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of cash delivered by the Exchange Agent to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (h) All cash paid upon the surrender for exchange of a certificate or certificates representing Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares exchanged for cash theretofore represented by such certificate or certificates.

          (i) The Per Share Amount paid in the Merger shall be net to the holder of Shares in cash, subject to reduction only for any applicable back-up withholding or, as set forth in Section 2.8(c), stock transfer taxes payable by such holder.

          (j) The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of cash for Shares.

          SECTION 2.9. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such Shares in favor of the Merger nor consented thereto in writing and who shall have delivered a written demand for appraisal of such shares in the manner provided by the DGCL and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to appraisal (collectively, “Dissenting Shares”), shall be entitled to such rights (but only such rights) as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the DGCL, (ii) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Dissenting Shares or lost his right to appraisal and payment for such Dissenting Shares under Section 262 of DGCL, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the DGCL, then such holder shall forfeit the right to appraisal of such Dissenting Shares and each such Dissenting Share shall be converted and exchanged in accordance with Section 2.7(a). The Company shall give Parent prompt notice of any written demands for appraisal of any Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for appraisal. The Company shall not, except with the prior written consent of Parent, offer to settle or settle any such demands.

          SECTION 2.10. Stock Incentive Plan. (a) Subject to Section 2.10(c) below, prior to the Effective Time, the Board of Directors or any committee administering the Stock Incentive Plan (as defined below) shall take all actions necessary so that all outstanding options to purchase shares of Company Common Stock (the “Company Stock Options”) heretofore granted under the Company’s 2000 Stock Incentive Plan (the “Stock Incentive Plan”) or otherwise shall become fully vested and exercisable (whether or not currently exercisable) at the Effective Time and, except as may be provided in any Rollover Agreement, shall be canceled in exchange for the right to receive, for each share of Company Common Stock subject to a Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Per Share Amount over (y) the applicable exercise price for such share of Company Common Stock subject to such Company Stock Option. The Surviving Corporation shall cause the Exchange Agent to pay all amounts payable pursuant to this Section 2.10(a) as soon as reasonably practicable after the Effective Time.

          (b) Subject to Section 2.10(c) below, prior to the Effective Time, the Board of Directors or any committee administering the Stock Incentive Plan shall take all actions necessary so that any awards of restricted Company Common Stock (the “Company Restricted Stock”) heretofore granted under the Stock Incentive Plan or under any employment agreement or otherwise shall become fully vested at the Effective Time and any restrictions imposed pursuant to such awards shall lapse at the Effective Time, and, except as may be provided in any Rollover Agreement, such Company Restricted Stock shall be converted into the right to receive, for each share of Company Restricted Stock, an amount in cash equal to the excess, if any, of (x) the Per Share Amount over (y) the unpaid amount of any exercise price or other consideration payable to the Company with respect thereto. The Surviving Corporation shall cause the Exchange Agent to pay all amounts payable pursuant to this Section 2.10(b) as soon as reasonably practicable after the Effective Time.

          (c) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to Sections 2.9 or 2.10 to any holder of Dissenting Shares, Company Stock Options or Company Restricted Stock such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payments under the Code (as defined in Section 4.10(b)), or any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Dissenting Shares, Company Stock Options and/or Company Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

          Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company, except as set forth in a disclosure schedule of Parent and Merger Sub delivered to the Company on the date of this Agreement, as follows:

          SECTION 3.1. Organization. Parent is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as it is now conducted. Merger Sub is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

          SECTION 3.2. Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,500 shares of common stock, par value $0.01 per share. All of the issued and outstanding shares of Merger Sub are owned by Parent.

          SECTION 3.3. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to carry out its respective obligations hereunder. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of each of Parent and Merger Sub and no other corporate or other proceeding is necessary for the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) to the extent applicable, the enforceability provisions regarding indemnification in connection with the sale or issuance of securities.

          SECTION 3.4. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and, assuming the receipt of all Required Parent Consents, the performance of this Agreement and the transactions contemplated hereby by each of Parent and Merger Sub will not, (i) conflict with or violate any law, statute, regulation, court order, judgment or decree applicable to Parent or Merger Sub or by which any of their respective properties or assets is bound or affected, (ii) violate or conflict with the Certificate of Formation or Operating Agreement of Parent or Merger Sub Certificate or Merger Sub Bylaws, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any rights to terminate or cancel, or result in the creation of a Lien (as defined in Section 4.4) on any of the property or assets of Parent or Merger Sub pursuant to, any contract, instrument, permit, license or franchise to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets is bound or affected, except for conflicts, violations, breaches, defaults, losses or Liens which, individually or in the aggregate, would not prevent or delay the consummation of any transactions contemplated by this Agreement.

          (b) Except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and of any foreign securities legislation or securities regulatory authority, (ii) the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the requirements of any relevant foreign antitrust authority, (iii) the filing and recordation of appropriate merger documents as required by the DGCL and (iv) the requirements of any relevant foreign investment regulatory authority (the filings and authorizations referred to in clauses (i) through (iv) being referred to collectively as the “Required Parent Consents”), neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Federal, state, province, territory or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”), in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Except for the Required Parent Consents, no waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by either Parent or Merger Sub in connection with its respective execution, delivery or performance of this Agreement, except where the failure to obtain such waiver, consent, approval or authorization would not, individually or in the aggregate, prevent or delay the consummation of the transactions contemplated by this Agreement.

          SECTION 3.5. Financing Arrangements. Parent has received executed commitment letters (the “Financing Letters”), dated as of the date hereof, from Prudential Capital Partners, L.P., Prudential Insurance Company of America, Parking Management Fund, LP and Short Vincent Partners, LP (the “Lenders”), which are attached hereto as Exhibits F, G, H and I, respectively. Each of the Financing Letters attached hereto is true, complete and fully-executed. The Financing Letters are in full force and effect, are not subject to any conditions other than those contained therein, and have not been amended or modified in any respect, all commitment fees required to be paid thereunder have been paid in full or will be duly paid in full when due, and no event has occurred which (with or without notice, lapse of time or both) would constitute a default thereunder on the part of Parent, Merger Sub or the Lenders, as the case may be. There are no facts and circumstances known to Parent, Merger Sub or any of their respective Affiliates that any of them believes or has reason to believe is reasonably likely to (i) prevent the conditions described in the Financing Letters from being satisfied, (ii) prevent Parent or Merger Sub from receiving financing pursuant to the terms of the Financing Letters or (iii) make any of the conditions or assumptions set forth in the Financing Letters unreasonable. The Lenders have not advised Parent, Merger Sub or any of their respective Affiliates of any facts which cause them to believe the financings contemplated by the Financing Letters will not be consummated substantially in accordance with the terms thereof. The aggregate proceeds of the financings contemplated by the Financing Letters, when taken together with the available cash of the Company and its Subsidiaries, are sufficient to pay the aggregate Per Share Amount for the Shares pursuant to Article II, to pay all amounts required to be paid to holders of Company Stock Options and Company Restricted Stock hereunder, to refinance any indebtedness of the Company and its Subsidiaries that may become due as a result of the transactions contemplated by this Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of Parent, the Surviving Corporation and their respective Subsidiaries (such financing, the “Financing”).

          SECTION 3.6. Solvency. Each of Parent and Merger Sub is able to pay its debts generally as they become due and is solvent and will not be, nor will the Surviving Corporation be, as of the Effective Time, rendered insolvent as a result of the transactions contemplated hereby, including the Merger and the Financing. Neither Parent nor Merger Sub is in breach or default of any obligation owed to any creditor for borrowed money or any other creditor who may have a Lien on any of its rights and assets. Neither Parent nor Merger Sub has, either voluntarily or involuntarily, (i) admitted in writing that it is or may become unable to pay its debts generally as they become due, (ii) filed or consented to the filing against it of a petition in bankruptcy or a petition to take advantage of an insolvency act, (iii) made an assignment for the benefit of its creditors, (iv) consented to the appointment of a receiver for itself or for the whole or any substantial part of its property, (v) had a petition in bankruptcy filed against it, (vi) been adjudged as bankrupt or filed a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any law or statute of the United States of America or any other jurisdiction, or (vii) incurred or reasonably should have believed it would incur, debts that are or will be beyond its ability to pay as such debts mature. Parent, Merger Sub, and as of the Effective Time, the Surviving Corporation, on a consolidated basis, are not engaged, nor currently contemplate being engaged, in a business or transaction for which any property remaining with them would be insufficient to continue to operate their businesses or to pay their debts generally as they come due.

          SECTION 3.7. Legal Proceedings. (a) There are no claims, actions, suits, proceedings or investigations pending (or, to the knowledge of Parent, threatened) against Parent or Merger Sub that would materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement.

          (b) There is no order, writ, injunction or judgment to which Parent or Merger Sub is subject that would materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement.

          (c) No investigation or review by any Governmental Entity with respect to Parent, Merger Sub or any other Affiliate of Parent is pending or, to Parent’s knowledge, threatened, other than any investigation or review that would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

          SECTION 3.8. Status as an Interested Stockholder. At no time during the three (3) years prior to the date hereof was Parent, Merger Sub or any of their respective Affiliates an “interested stockholder” of the Company within the meaning of and as defined in Section 203 of the DGCL.

          SECTION 3.9. Foreign Securities Laws Requirements. Neither Parent nor Merger Sub is a reporting issuer under the securities legislation of any province or territory in Canada. Assuming that the Company is not a reporting issuer under the securities legislation of any province or territory in Canada, the provisions of Q-27 of the Quebec Securities Commission do not apply to the Merger.

          SECTION 3.10. No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby (including any Financing), Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person or entity.

          SECTION 3.11. Brokers. Except as set forth on Schedule 3.11, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub, and, other than as set forth on Schedule 3.11, neither Parent nor Merger Sub is responsible for any brokerage, finder’s or other fee or commission.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to Parent and Merger Sub, except as set forth in the SEC Reports (as defined in Section 4.7(a)) or in the exhibits thereto (to the extent the matters set forth in the SEC Reports or in the exhibits thereto would be reasonably likely to apprise Parent and Merger Sub that such matters be excepted from such representations and warranties), or in a disclosure schedule delivered to Parent on the date of this Agreement, as follows:

          SECTION 4.1. Organization and Qualification; Certain Definitions. (a) The Company is duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted. The Company is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except as set forth in Schedule 4.1 or where the failure to be so qualified or in good standing would not have a Material Adverse Effect (as defined in Section 4.1(b)).

          (b) For purposes of this Agreement, the term “Material Adverse Effect” shall mean any change, event or effect that is, or that would reasonably be expected to (i) be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, (ii) materially adversely affect the ability of the Surviving Corporation to conduct any material portion of its business in the manner in which it is currently conducted by the Company and its Subsidiaries, or (iii) prevent or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby, except for any such change, event or effect constituting, resulting from or arising out of (A) changes, events or developments in or affecting the parking industry generally, (B) any failure by the Company to meet analysts’ published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement, (C) changes, events or developments in financial or securities markets, general business conditions or the economy in general, (D) any Change of Law (as defined below), (E) changes in foreign currency rates, (F) any adverse change relating to changes in generally accepted accounting principles as in effect on the date hereof in the United States of America (“GAAP”), or (G) the negotiation, announcement, execution, delivery, performance, consummation or anticipation of the transactions contemplated by, or compliance with, this Agreement and the transactions contemplated hereby. Whenever the term “Material Adverse Effect” is used herein in reference to any acts, omissions, events or circumstances, it shall be deemed to refer to the individual or aggregate effect of such acts, omissions, events or circumstances.

          For purposes of this Agreement, “Subsidiary” means, with respect to any Person, any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary) (i) owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (ii) in the case of a limited liability company or a partnership, serves as managing member or general partner, as the case may be, or owns 50% or more of the equity interests or (iii) otherwise has the ability to elect 50% or more of the directors, trustees or managing members thereof.

          For purposes of this Agreement, “Change of Law” shall mean the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law, rule, regulation, ordinance, order, protocol, practice or measure or any other requirement of law of or by any federal, state, provincial, county or local government, governmental agency, court, commission, department or similar organization or other such entity which occurs subsequent to the date hereof.

          SECTION 4.2. Capitalization. (a) The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, $0.01 par value per share, of which 15,000 shares are designated as Series A Junior Participating Cumulative Preferred Stock (the “Company Preferred Stock”), and 10,000,000 shares of common stock, $0.01 par value per share (the “Company Common Stock” and, together with the Company Preferred Stock, the “Company Stock”). As of the date hereof, 1,847,020 shares of Company Common Stock are issued and outstanding (including 22,381 shares of restricted stock granted under the terms of the Stock Incentive Plan), all of which shares of Company Common Stock were validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding.

          (b) As of the date hereof, (i) 315,000 shares of Company Common Stock are authorized for issuance under the terms of the Stock Incentive Plan, of which Company Stock Options to purchase 275,405 shares of Company Common Stock were granted and are currently outstanding and (ii) there are outstanding rights (the “Rights”) with respect to each outstanding share of Company Common Stock under the Rights Agreement (the “Rights Agreement”), dated as of May 12, 2003, between the Company and National City Bank.

          (c) Except as set forth in Schedule 4.2, as of the date hereof, there are no outstanding subscriptions, options, contracts, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company or any Subsidiary of the Company to issue additional shares of Company Stock or any other equity securities of the Company or any Subsidiary (or any security convertible into or exercisable or exchangeable for Company Stock or any other equity securities of the Company or any Subsidiary). Except for the Rights Agreement, there are no outstanding share appreciation rights or similar rights with respect to the Company or any of its Subsidiaries. There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or is bound with respect to the voting of any shares of Company Stock or any other securities of the Company or any Subsidiary.

          SECTION 4.3. Investments. Except for the capital stock or other ownership interests of its Subsidiaries, and except as set forth on Schedule 4.3, the Company does not own, directly or indirectly, any shares of outstanding capital stock or other equity in, or any securities convertible into or exchangeable for capital stock or any other equity interest in, any other Person.

          SECTION 4.4. Subsidiaries. Each direct and indirect Subsidiary of the Company is listed in Schedule 4.4. Each Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Subsidiary of the Company is qualified to transact business, and, where applicable, is in good standing, in each jurisdiction in which the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. All of the outstanding capital shares or other equity interests of each Subsidiary of the Company are validly issued, and, where such Subsidiary is a corporation, fully paid and nonassessable and, except as set forth on Schedule 4.4, are owned directly or indirectly by the Company, free and clear of any liens, claims, options, limitations, pledges, hypothecs, encumbrances or restrictions of any kind (collectively, “Liens”). Except as set forth on Schedule 4.4, there are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which the Company or any of its Subsidiaries is a party relating to the issuance, sale, voting or transfer of any capital shares or other equity interests of any Subsidiary of the Company, including any right of conversion, exercise or exchange under any outstanding security, instrument or agreement.

          SECTION 4.5. Authority Relative to this Agreement. The Company has the necessary corporate power and corporate authority to enter into this Agreement and, subject to obtaining any necessary stockholder approval for the Merger, to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company (including, without limitation, the unanimous approval of the Special Committee), subject to the approval of this Agreement by the Company’s stockholders in accordance with the DGCL, and no other corporate proceeding is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger Sub and Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) to the extent applicable, the enforceability provisions regarding indemnification in connection with the sale or issuance of securities.

          SECTION 4.6. No Conflict; Required Filings and Consents. (a) Except as set forth in Schedule 4.6, the execution and delivery of this Agreement by the Company does not, and, assuming that all Required Company Consents (as defined below) are obtained, the performance of this Agreement and the transactions contemplated hereby by the Company will not, (i) conflict with or violate any law, statute, regulation, court order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets is bound or affected, (ii) violate or conflict with the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) or Amended and Restated Bylaws (“Amended and Restated Bylaws”), or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in any, or give rise to any right to terminate or cancel, or create or accelerate any obligation (including, without limitation, any payment obligation) under, or result in any loss of any material benefit under, or result in the creation of a Lien on any of the properties or assets (whether owned or leased) of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 4.16), except, with respect to clauses (i) or (iii) above, for conflicts, violations, breaches, defaults, termination or cancellation rights, accelerated obligations, losses and Liens that would not have a Material Adverse Effect.

          (b) Except for (i) applicable requirements, if any, of the Exchange Act (ii) the requirements of the HSR Act and the requirements of any relevant foreign antitrust authority, (iii) the filing and recordation of appropriate merger documents as required by the DGCL (iv) the filing and recordation of appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (v)

applicable requirements of the American Stock Exchange, and (vi) compliance with any applicable state, provincial or territorial securities or blue sky laws or state takeover laws or applicable requirements of Canadian provincial and territorial securities legislation (the filings and authorizations referred to in clauses (i) through (vi) being referred to collectively as the “Required Company Consents”), to the Company’s Knowledge, the Company is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Except for the Required Company Consents, no waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by the Company in connection with its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to obtain such waiver, consent, approval or authorization would not have a Material Adverse Effect.

          SECTION 4.7. SEC Filings; Financial Statements; Foreign Securities Law Requirements. (a) The Company has made available to Parent true and complete copies of (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2001 and 2002, as filed with the U.S. Securities and Exchange Commission (the “SEC”), (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of the Company since January 1, 2002, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by the Company with the SEC since January 1, 2003 (collectively, the “SEC Reports”). Since January 1, 2001, the Company has filed with the SEC all forms, reports, schedules, registration statements and proxy statements required to be filed by the Company, except as would not have a Material Adverse Effect. The SEC Reports (i) at the time filed or if amended or superseded by a later filing, as of the date of the last such amendment or filing, complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act, as the case may be, and (ii) did not at the time they were declared effective or filed, as the case may be, or if amended or superseded by a later filing, as of the date of the last such amendment or such filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and as at December 31, 2002 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and the unaudited consolidated financial statements of the Company for the quarterly period ended September 30, 2003 and as at September 30, 2003 included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (collectively, the “Company Financial Statements”) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and changes in financial position of the Company and its Subsidiaries for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments, any other adjustments described therein or permitted by the Exchange Act and the fact that certain notes have been condensed or omitted in accordance with the Exchange Act. The Company and its Subsidiaries had consolidated earnings before interest, taxes, depreciation and amortization, of approximately US$5,000,000 during the 12-month period ended November 30, 2003, determined in accordance with GAAP consistently applied, calculated based on the Company’s regularly prepared internal financial data.

          (c) Except as set forth on Schedule 4.7, other than liabilities and obligations incurred in the ordinary course of business consistent with past practice, since September 30, 2003, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations (absolute, accrued, fixed, contingent or otherwise) that have not been discharged in full.

          (d) As of December 18, 2003, the Company and its Subsidiaries had total uncommitted cash reserves of US$17,300,000. As of December 18, 2003, the total amount of liabilities of the Company and its Subsidiaries for or relating to borrowed money, letters of credit and performance bonds (collectively, “Funded Debt”) was not greater than US$9,100,000. The Company has delivered to Parent true and correct copies of bank statements or other documentation reflecting the amounts of the uncommitted cash and Funded Debt as of such date(s).

          (e) The Company has previously furnished to Parent true and correct copies of any amendments or modifications that it has entered into or made (but which have not yet been filed with the SEC) to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

          (f) The Company is not a reporting issuer under the securities legislation of any province or territory in Canada. Assuming that neither Parent nor Merger Sub is a reporting issuer under the securities legislation of any province or territory in Canada, the provisions of Q-27 of the Quebec Securities Commission do not apply to the Merger.

          SECTION 4.8. Absence of Certain Changes or Events. Except as expressly permitted by this Agreement or as set forth in Schedule 4.8, since September 30, 2003 and prior to the date hereof, there has not been: (i) any event that has had a Material Adverse Effect, or (ii) any material change by the Company in its significant accounting principles or practices except as required by GAAP or as the Company’s independent public accountants have advised the Company is required by GAAP.

          SECTION 4.9. Litigation. Except as set forth in Schedule 4.9, there are no material claims, actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, by or before any Governmental Entity or arbitrator. Except as set forth on Schedule 4.9, as of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective properties is subject to any order, judgment, injunction or decree.

          SECTION 4.10. Employee Benefit Plans; ERISA. (a) Schedule 4.10 includes a complete list of each employee benefit plan, program or policy, whether written or oral, providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, pension, retirement, profit sharing, health, welfare, medical, dental, hospitalization, insurance, disability, vacation, stock purchase, stock option, restricted stock, stock compensation, severance, or fringe benefit or similar arrangement, plan, program or policy (collectively, the “Company Benefit Plans”).

          (b) With respect to each Company Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) all plan documents and trust or other funding agreements (including any amendments thereto as of the date hereof); (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent actuarial report and funding and financial information returns and statements, if any; and (v) the most recent determination letter from the United States Internal Revenue Service (the “IRS”), if any.

          (c) The IRS has issued a favorable determination letter with respect to each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) and its related trust that has not been revoked, and, to the Knowledge of the Company, there are no circumstances or events that have occurred that would reasonably be expected to result in a revocation of such letter or in the inability of the plan sponsor to rely on the letter, which cannot be cured without a Material Adverse Effect.

          (d) Except as would not have a Material Adverse Effect: (i) the Company has complied, and is now in compliance, with all provisions of ERISA, the Code and all laws and regulations applicable to the Company Benefit Plans and each Company Benefit Plan has been established, administered, invested and, where required, registered, in all material respects in accordance with its terms; and (ii) there are no pending or, to the Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits, investigations or arbitrations which have been asserted or instituted against or involving the Company Benefit Plans which could reasonably be expected to result in any material liability of the Company or any Subsidiary to any Person, including any Company Benefit Plan participant or former participant, to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any other Governmental Entity, any Multiemployer Plan (as defined in Section 3(37) of ERISA) or any Company Benefit Plan or fiduciary thereof.

          (e) Except as set forth in Schedule 4.10 or as otherwise provided in Section 2.10 hereof, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any material payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries under any Company Benefit Plan.

          (f) Except as set forth in Schedule 4.10, no Company Benefit Plan (i) is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or is a non-qualified plan that provides retirement income on a defined benefit basis, (ii) provides post-retirement benefits (other than as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other applicable Law), or (iii) is a plan described in Section 413(a) or 413(c) of the Code or Section 3(40) of ERISA.

          (g) The Company is not a member of any controlled group, within the meaning of Section 412(n)(6)(B) of the Code, with any entity other than any of its Subsidiaries, and, except with respect to those Company Benefit Plans that are multiemployer plans (within the meaning of Section 4001(a)(3) of ERISA) listed on Schedule 4.10 to which the Company or any Subsidiary has any liability or contributes (or has at any time contributed or had an obligation to contribute), there are no circumstances pursuant to which the Company or any Subsidiary thereof could be liable for any material amount (either directly, secondarily, jointly or contingently) under Title IV of ERISA or Sections 4971 through 4980E of the Code or under Section 502(i) or (1) of ERISA.

          (h) No Company Benefit Plan holds Company Common Stock, and the terms of such plans will not in any way prevent the completion of the Merger.

          (i) Except as does not have a Material Adverse Effect, with respect to any Company Benefit Plan established, maintained or contributed to outside the United States of America that is not subject to ERISA, (i) neither the Company nor any of its Subsidiaries has incurred any obligation in connection with the termination or withdrawal from any such Company Benefit Plan; (ii) the present value of the accrued benefit liabilities (whether or not vested) under each such Company Benefit Plan which is funded, determined as of the end of the most recently ended fiscal year of the Company using generally accepted and reasonable actuarial assumptions, did not exceed the current value of the assets of such plan, and for each such Company Benefit Plan which is not funded, the obligations thereunder have been accrued in accordance with GAAP as in effect in the United States as of the end of the most recently ended fiscal year of the Company, and are reflected on the Company Financial Statements; (iii) all contributions or premiums required to be made by the Company or its Subsidiaries under the terms of each Company Benefit Plan and multi-employer employee benefit plan to which the Company is subject or by applicable laws and regulations have been made in a timely manner; and (iv) all obligations regarding such Company Benefit Plans and multi-employer employee benefit plans have been satisfied, there are no outstanding defaults or violations by any party to such Company Benefit Plans and no Taxes, penalties or fees are owing or eligible in respect of any such Company Benefit Plans.

          SECTION 4.11. Owned Real Property. (a) Schedule 4.11 sets forth a complete and accurate list of the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company or one of its Subsidiaries is the legal and beneficial owner, in fee simple, of all of the Owned Real Property, in each case free and clear of any Liens except for (i) Permitted Liens, (ii) Liens, covenants or reservations of interests in title (collectively, “Property Restrictions”) imposed or promulgated by law or by any Governmental Entity which are customary and typical for similar properties, provided they have been fully complied with, do not create a financial obligation or charge, or adequate security has been posted with such Governmental Entity to ensure completion and compliance, or (iii) Property Restrictions or title defects which would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has encumbered its interest in any Owned Real Property other than as disclosed by registered title or pursuant to Permitted Liens or Property Restrictions as set forth in this Section 4.11(a). 3006712 Nova Scotia Company, a Subsidiary of the Company, holds title to all of the Owned Real Property located outside the Province of Ontario as bare nominee for Imperial Parking Canada Corporation, which is the beneficial owner of such Owned Real Property pursuant to a Nominee Agreement dated March 27, 2000, which agreement remains in full force and effect and has not been amended. “Permitted Liens” means (i) Liens for Taxes (as defined in Section 4.19) not yet due or delinquent or as to which there is a good faith dispute and adequate reserves therefor have been made, (ii) Liens established pursuant to that certain Credit Facility, dated September 20, 2000, by and among HSBC Bank Canada, the Company and certain of the Company’s affiliates, (iii) any non-financial Property Restrictions, easements, encroachments or rights of way disclosed on an existing owner’s or lender’s title insurance policy made available to the Company (whether material or immaterial) prior to the date hereof, (iv) Liens and obligations arising under the Company Material Contracts or the Leases (as defined in Section 4.12), (v) any Lien which does not, individually or in the aggregate, interfere materially with the current use or value of such property (assuming its continued use in the manner in which it is currently used), and (vi) materialman’s, mechanics’, carriers’, workmen’s, and repairman’s liens arising in the usual, regular and ordinary course and not past due and payable or the payment of which is being contested in good faith and adequate reserves therefor have been made.

          (b) The Owned Real Property and all buildings, equipment and other tangible assets located thereon are in good and usable condition such that they are adequate and suitable for the operation of the Company’s business as it is currently being conducted. All improvements on the Owned Real Property conform to all applicable Laws, use restrictions, building ordinances, and health and safety ordinances, the Owned Real Property is zoned for the purposes for which the Owned Real Property and improvements thereon are presently being used, and there is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Owned Real Property that prohibits the current use of the Owned Real Property, except as, in each case, would not have a Material Adverse Effect. The Company has received no written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Owned Real Property, except as would not, individually or in the aggregate, have a Material Adverse Effect.

          (c) As of the date hereof, except for the Leases (as defined in Section 4.12 below) or as set forth on Schedule 4.11, neither the Company nor any of its Subsidiaries is a party to any contract for the purchase, sale, lease, sublease or license of any real property or any interest therein, and no Person has any contract right, option, right of first refusal or any other agreement, whether oral or written, with respect to the purchase, sale, lease, sublease, license or transfer of all or any material portion of the Owned Real Property.

          (d) The Company has made no commitment to any Person or Governmental Entity relating to the Owned Real Property that would impose an obligation upon the Company or any Subsidiary to make any contributions or dedications of money or land, or to construct, install or maintain any improvements of a public or private nature as part of the Owned Real Property or upon separate lands. To the Company’s Knowledge, no Governmental Entity has imposed any requirement that the Company or any of its Subsidiaries pay, directly or indirectly, any special fees or contributions or incur any expenses or obligations in connection with the development of the Owned Real Property or any portion thereof, other than any regular and nondiscriminatory local real estate or school Taxes assessed against the Owned Real Property. To the Company’s Knowledge, the parcels comprising the Owned Real Property constitute separately subdivided, legally distinct parcels of land, and are separately assessed for real property Tax assessment purposes and are not combined with any other real property for Tax assessment purposes. Since January 1, 2003, neither the Company nor any Subsidiary has received any written notice of any actual, contemplated or proposed reassessment of the Owned Real Property or any portion thereof for general real estate Tax purposes.

          (e) There is no default or breach by the Company or any of its Subsidiaries under any covenants, conditions, restrictions or easements to which the Company or any of its Subsidiaries is a party and which may affect the Owned Real Property or any portion thereof except as would not, individually or in the aggregate, have a Material Adverse Effect.

          SECTION 4.12. Leases and Management Agreements. (a) Schedule 4.12 sets forth a list of the locations of the real properties leased as of the date hereof for use as a parking facility or material office space, whether as lessor or lessee, or subleased, whether as sublessor or sublessee, by the Company or any of its Subsidiaries (each, a “Lease” and collectively, the “Leases”; the property covered by Leases under which the Company or any Subsidiary is a lessor, sublessor, lessee or sublessee is referred to herein as the “Leased Real Property”). Schedule 4.12 also sets forth a list of the locations of the real properties managed as of the date hereof by the Company or any of its Subsidiaries pursuant to a management agreement (each, a “Management Agreement” and collectively the “Management Agreements”; the property covered by the Management Agreements is referred to herein as the “Managed Real Property”). The Company has previously made available to Parent and its representatives all of the Leases and Management Agreements currently in effect that are in the Company’s possession. Each of the Leases and Management Agreements constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles, or except as would not have a Material Adverse Effect. Each Lease is in full force and effect, and the Company or a Subsidiary holds a valid leasehold interest in the Leased Real Property leased or subleased by the Company or any Subsidiary.

          (b) There is no violation or default (nor does there exist any condition, which with the passage of time or the giving of notice or both, would cause such a violation or default) by the Company or its Subsidiaries under any Lease or Management Agreement, except for such violations or defaults that would not have a Material Adverse Effect.

          (c) The Owned Real Property, Leased Real Property and Managed Real Property are adequate to permit the use thereof in the manner they are currently utilized by the Company and its Subsidiaries, except as would not have a Material Adverse Effect.

          SECTION 4.13. Intellectual Property. (a) Set forth on Schedule 4.13 is a list of all material patents and patent applications, trademark registrations and applications, service mark registrations and applications, copyright registrations and applications, mask works registrations and applications, both domestic and foreign, held or made by the Company or one of its Subsidiaries. The assets described on Schedule 4.13 and all other material trade secrets, trademarks, trade names, service marks, copyrights, know-how, methods processes, procedures, computer software, apparatus, equipment, industrial property, discoveries, inventions, designs, drawings, plans, specifications, engineering data, manuals, development projects, research and development work in progress, technology or other proprietary rights or confidential information which are owned by the Company or any of its Subsidiaries are referred to as the “Intellectual Property.” The Company and its Subsidiaries own the Intellectual Property validly and beneficially.

          (b) Set forth on Schedule 4.13 is a list of (i) all material licenses and other agreements pertaining to Intellectual Property granted to other Persons by the Company or any of its Subsidiaries, and (ii) all material licenses and other agreements pertaining to patents, trade names, trademarks, service marks, copyrights, mask works registrations, software, trade secrets, know-how, technology or other proprietary rights or information granted to the Company or any of its Subsidiaries by other Persons. Except as set forth on Schedule 4.13, none of the material licenses or other agreements described above is subject to termination or cancellation or change in its terms or provisions as a result of this Agreement or the transactions contemplated hereby, except as would not have a Material Adverse Effect.

          (c) To the Knowledge of the Company, there is no material unauthorized use, infringement or misappropriation of any Intellectual Property by any other Person.

          (d) Except as set forth on Schedule 4.13, no claim with respect to any Intellectual Property is pending or, to the Knowledge of the Company, is threatened by any Person nor does the Company know of any valid ground for any bona fide claims (i) to the effect that the Company or any of its Subsidiaries is infringing the intellectual property of any other Person, (ii) against the Company or any Subsidiary relating to the use of any Intellectual Property, or (iii) challenging the ownership, validity or effectiveness of any Intellectual Property. All granted and issued patents and all registered trademarks, service marks and copyrights listed on Schedule 4.13 are valid, enforceable and subsisting.

          (e) No Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing, assignment or other transfer, use or enforceability thereof by the Company or any of its Subsidiaries.

          SECTION 4.14. Insurance. All material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and no written notice of cancellation has been given with respect to any such policy. Set forth on Schedule 4.14 is a complete list of such policies. The Company makes no representation or warranty that such policies will be continued or are continuable after the Effective Time.

          SECTION 4.15. Environmental. (a) Except as disclosed in the environmental reports listed on Schedule 4.15:

               (i) The Company and each Subsidiary, except as would not have a Material Adverse Effect, (x) is in compliance with, and is not subject to any pending or, to their Knowledge, threatened liability with respect to, any applicable Environmental Law, (y) holds or has applied in a timely manner for all Environmental Permits necessary to conduct its current operations, and (z) is in compliance with its Environmental Permits.

               (ii) To the Knowledge of the Company, no Hazardous Substances have been or are currently located at, in, on, under or about any real property currently or formerly owned, leased, occupied or managed by the Company or any of its Subsidiaries in an amount or concentration which requires investigation, response, removal or other remedial or corrective action under any applicable Environmental Law or which would reasonably be expected to form the basis of any claim against the Company or any Subsidiary, except as would not have a Material Adverse Effect.

               (iii) To the Knowledge of the Company, there are no asbestos-containing materials, suspected asbestos-containing materials or urea formaldehyde-containing materials incorporated into or on the buildings or any improvements on any real property currently or formerly owned, leased, occupied or managed by the Company or any of its Subsidiaries, except as would not have a Material Adverse Effect.

               (iv) To the Knowledge of the Company, neither the Company nor any Subsidiary has received any written notice, demand, order, claim or request for information within the past three (3) years alleging that the Company or any Subsidiary may be in violation of, or liable under, any Environmental Law.

               (v) Neither the Company nor any Subsidiary (x) has entered into or agreed to any consent decree or order or is subject to any pending or, to their Knowledge, judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no litigation or other proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (y) is an indemnitor in connection with any claim asserted in writing or, to the Knowledge of the Company, threatened by any third party indemnitee for any liability relating any Environmental Law or any Hazardous Substances.

               (vi) To the Knowledge of the Company, none of the real property owned, leased, occupied or managed by the Company or any Subsidiary is listed or proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup nor, to the Knowledge of the Company, has the Company or any of its Subsidiaries sent any Hazardous Substances to such a site.

     (b)  Complete and accurate copies of all environmental audits, assessments and reports relating to the Owned Real Property which were prepared for or on behalf of the

Company or any Subsidiary during the past five (5) years have been made available to Parent and are disclosed on Schedule 4.15, and copies of all Environmental Permits that have been issued to the Company or any of its Subsidiaries during the past three (3) years have been made available to Parent.

          (c) As used in this Agreement, the following terms have the meanings set forth below:

(i) “Environmental Law” means any law, regulation, rule, ordinance or other requirement of any Governmental Entity now in effect, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or worker or public health and safety, including, without limitation, those relating to the presence, use, handling, transportation, treatment, storage, disposal, release, management, emission, cleanup, investigation, remedy or discharge of Hazardous Substances.

(ii) “Hazardous Substances” means (x) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls or radon, and (y) any other chemicals, materials, hazardous substances, extremely hazardous substances, hazardous materials, pollutants, contaminants or waste under any applicable Environmental Law.

          SECTION 4.16. Material Contracts. Schedule 4.16 contains a list of all written or oral contracts, agreements, guarantees or other commitments to which the Company or any Subsidiary is a party and which fall within any of the following categories (other than the Leases and the Management Agreements, which shall be deemed not to be Company Material Contracts): (i) “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K; (ii) contracts material to the Company and its Subsidiaries, taken as a whole, not entered into in the ordinary course of business; (iii) joint venture, partnership and similar agreements; (iv) contracts containing covenants purporting to limit the freedom of the Company or any Subsidiary to compete in any line of business in any geographic area or to hire or solicit any individual or group of individuals; (v) contracts which after the Effective Time would have the effect of limiting the freedom of the Surviving Corporation or any Subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals; (v) contracts which contain minimum purchase conditions or requirements or other terms that restrict or limit the purchasing relationships of the Company or any Subsidiary; (vi) contracts relating to any outstanding commitment for capital expenditures in excess of US$100,000; (vii) indentures, mortgages, promissory notes, loan agreements, guarantees of amounts in excess of US$100,000, letters of credit or other agreements or instruments of the Company or any Subsidiary or commitments for the borrowing or the lending of amounts in excess of US$100,000 by the Company or any Subsidiary or providing for the creation of any Lien upon any of the assets of the Company or any Subsidiary; and (viii) contracts with or for the benefit of any Affiliate of the Company (other than Subsidiaries). The contracts and other commitments described in this Section 4.16 are collectively referred to as “Company Material Contracts,” whether or not listed on Schedule 4.16 (other than the Leases and the Management Agreements, which shall be deemed not to be Company Material Contracts). All of the Company Material Contracts are valid and binding obligations of the Company or a Subsidiary and, to the Knowledge of the

Company, the valid and binding obligation of each other party thereto, except as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in violation of or in default in respect of, nor has there occurred any event or condition which with the passage of time or giving of notice (or both) could constitute a default under, any Company Material Contract which, in any such case, would have a Material Adverse Effect.

          SECTION 4.17. Change of Control Provisions. Except as set forth on Schedule 4.17 or as would not have a Material Adverse Effect, the transactions contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to a third party pursuant to, permit a third party to terminate or accelerate vesting or repurchase rights or create any other detriment under the terms, conditions or provisions of any Company Material Contract. The total amounts payable to the executives identified in Schedule 4.10 as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (including any “gross-up” payments with respect to any of the foregoing), based on compensation data applicable as of the date of Schedule 4.10 and the assumptions stated on such Schedule, will not exceed the amount set forth on such Schedule.

          SECTION 4.18. Compliance with Laws/Permits. (a) Except as set forth on Schedule 4.18, neither the Company nor any of its Subsidiaries, to the best of the Company’s Knowledge, is in violation, or has violated, any laws applicable thereto, except for any violations which would not have a Material Adverse Effect.

          (b) The Company and its Subsidiaries have all material permits, licenses, approvals and other authorizations from applicable Governmental Entities required in connection with the operation of their respective businesses (collectively, “Company Permits”), except those the absence of which would not have a Material Adverse Effect.

          SECTION 4.19. Taxes. (a) Except as set forth on Schedule 4.19, the Company and each of its Subsidiaries has timely filed, or caused to be timely filed, all Tax Returns (as defined in Section 4.19(b)) required to be filed by it, all such Tax Returns are complete and accurate in all material respects, and the Company and each Subsidiary has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes (as defined in Section 4.19(b)) required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financial Statements have been established or which are being contested in good faith (provided such contests are disclosed on Schedule 4.19). Other than as set forth in Schedule 4.19, there are no claims or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company or any of its Subsidiaries (other than, in each case, claims or assessments for which adequate reserves in the Company Financial Statements have been established or which are being contested in good faith (provided such contests are disclosed on Schedule 4.19) or are immaterial in amount). Neither the Company nor any of its Subsidiaries has any waivers or extensions of any applicable statute of limitations to assess any Taxes. Except as set forth on Schedule 4.19, there are no outstanding requests by the Company or any of its Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Except as provided on Schedule 4.19, the Company (i) has no liability for the Taxes of any Person under

Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or foreign law) other than as a member of the Affiliated Group of which the Company is the common parent, and (ii) is not a party to, bound by, or obligated under any tax sharing agreement. Except as provided on Schedule 4.19, no written claim has been made during the prior three (3) years by any Governmental Entity in a jurisdiction where the Company does not currently file Tax Returns to the effect that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. Except as set forth on Schedule 4.19, neither the Company nor any Subsidiary is a party to any agreement or plan that, individually or in the aggregate, would reasonably be expected to give rise to an “excess parachute payment” within the meaning of Section 280G of the Code, or which would result in the loss of any deduction under Section 162(m) of the Code. The Company has delivered to Parent copies of each of its Tax Returns for the past 3 years. Neither the Company nor any Subsidiary, nor any Person on behalf of the Company or any Subsidiary, has granted to any Person any power of attorney that is currently in force with respect to any Tax matter relating to the Company or any Subsidiary.

          (b) For purposes of this Agreement: (i) “Taxes” shall mean all income, gross receipts, windfall profits, capital, large corporations, value added, goods and services, severance, property, production, sales, use, license, excise, franchise, employment, employer health, employer insurance, Canada or Quebec pension plan contribution, withholding or other taxes of any kind whatsoever together with any interest, additions, penalties or installments with respect thereto and any interest in respect of such additions, penalties or installments; (ii) “Tax Returns” shall mean all declarations, reports and returns (including, without limitation, all necessary elections and disclosures required to be filed with any Governmental Entity with respect to Taxes and (iii) “Affiliated Group” means any affiliated, consolidated, combined or unitary group within the meaning of Section 1504 of the Code or any analogous or similar provision of state, local or foreign law.

          SECTION 4.20. Section 203 of the DCGL, Stockholder Rights Plan. (a) Other than the Rights Agreement, the Company has not proposed, adopted, approved or implemented any stockholder rights plan, or authorized the issuance of any similar dividend or the distribution of any securities to its stockholders, or entered into any agreement with respect to the foregoing (any such plan, authorization, dividend, distribution or agreement being referred to herein as a “Stockholder Rights Plan”), which could have the effect of restricting, prohibiting, impeding or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Voting Agreements by the parties hereto and thereto.

          (b) Prior to the date of this Agreement, the Board of Directors has taken all action necessary to exempt under, or make not subject to, (i) the provisions of Section 203 of the DGCL and (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (A) the execution of this Agreement and the Voting Agreements, (B) the Merger, and (C) the transactions contemplated by this Agreement and the Voting Agreements. The Rights Agreement has been amended so that (A) (i) neither Parent nor Merger Sub nor any of their respective Affiliates shall be deemed to be an “Acquiring Person” (as such term is defined in the Rights Agreement), (ii) no “Stock Acquisition Date,” “Distribution Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) shall be deemed to occur, (iii) the Rights will not separate from the Company Common Stock, and (iv) the Rights shall not become exercisable, in each case as a result of the execution, delivery or performance of this Agreement or the Voting Agreements or the public announcement thereof, or the consummation of the Merger or any other transactions contemplated by this Agreement, or the grant or exercise of any rights (including option rights) under the Voting Agreements, or the consummation of any other transactions contemplated by the Voting Agreements, and (B) the Rights Agreement will expire immediately prior to the Effective Time. The Rights Agreement, as amended in accordance with the preceding sentence, has not been further amended or modified. Copies of all such amendments to the Rights Agreement have been delivered to Parent.

          SECTION 4.21. Brokers. No broker, finder, investment banker or other Person (other than The Blackstone Group, L.P.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and, other than the fee payable to The Blackstone Group, L.P., neither the Company nor any Subsidiary is responsible for any other brokerage, finder’s or other fee or commission in respect of the transactions contemplated by this Agreement.

          SECTION 4.22. Opinion of Financial Advisor. The Blackstone Group, L.P. has rendered to the Special Committee a written opinion, dated as of the date of this Agreement, to the effect that, subject to the assumptions and limitations set forth therein, the Per Share Amount to be received by the stockholders of the Company, is fair to such holders from a financial point of view.

          SECTION 4.23. Labor Relations; Employees. (a) Schedule 4.23 sets forth a complete and accurate list of (i) any employees and independent contractors of the Company and each Subsidiary earning compensation in excess of US$125,000 per year, and the age, position, status, length of service and current rate of pay or salary per annum, and (ii) each collective bargaining agreement to which the Company or any of its Subsidiaries is a party (each, a “Collective Bargaining Agreement”). Except as would not have a Material Adverse Effect: (i) there is no strike, slowdown, picketing, work stoppage or concerted refusal to work overtime with respect to any employees employed by the Company or any of its Subsidiaries, and (ii) there is no labor dispute currently subject to any grievance procedure, arbitration or litigation or, to the Knowledge of the Company, threatened with respect to any employees employed by the Company or any of its Subsidiaries.

          (b) Except as set forth on Schedule 4.23, no petition for a certification or unionization proceeding has been filed or undertaken with respect to any employees of the Company or any of its Subsidiaries who are not currently covered by a Collective Bargaining Agreement.

          (c) Except as set forth in Schedule 4.23, neither the Company nor any Subsidiary is bound by any employment contract (other than oral employment agreements for an indefinite period of time, terminable upon notice or pay in lieu thereof) or consulting contract that provides for the payment of annual compensation in excess of US$125,000, or any termination and severance agreements that provide for separation payments in excess of US$125,000, in respect of any employee or former employee

          (d) Schedule 4.23 contains a true and complete list of each of the Company’s material written personnel policies or rules applicable to employees of the Company or any of its Subsidiaries as of the date hereof, true, correct and complete copies of which have previously been made available to Parent. The Company and its Subsidiaries are in material compliance with all applicable laws with respect to employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except as would not have a Material Adverse Effect. No charges with respect to or relating to the Company or any Subsidiary are pending before the Equal Employment Opportunity Commission or any other corresponding state or foreign agency, except for such charges as would not have a Material Adverse Effect, and the Company and its Subsidiaries have at all times been in material compliance with all applicable laws and regulations prohibiting discrimination in the workplace including, without limitation, laws and regulations that prohibit discrimination and/or harassment on account of race, national origin, religion, gender, disability, age, workers compensation status or otherwise, except where the failure to be in such compliance would not result in a Material Adverse Effect. No federal, state, local or foreign agency responsible for the enforcement of labor or employment laws has notified the Company or any Subsidiary that it intends to conduct an investigation with respect to or relating to the Company or any Subsidiary and no such investigation is in progress, except where such investigations would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect or as disclosed on Schedule 4.23, there are no lawsuits, complaints, controversies or other proceedings pending relating to any employees of the Company or any Subsidiary nor, to the Knowledge of the Company, has any applicant for employment or employee alleged the breach of any express or implied contract of employment, or the breach of any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with any employment relationship.

          (e) As of the date hereof, within the last three years, (i) the Company and its Subsidiaries have not effectuated (A) a “plant closing” (as defined in the Worker Adjustment and Retaining Notification Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary, or (B) a “mass layoff’ (as defined in such act) affecting any site of employment or facility of the Company or any Subsidiary; and (ii) the Company and its Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

ARTICLE V.

CONDUCT OF BUSINESS PENDING THE MERGER

          SECTION 5.1. Conduct of Business by the Company Pending the Effective Time. Except as otherwise specifically contemplated by this Agreement, required by law, disclosed in Schedule 5.1 or consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, (i) the Company and each Subsidiary shall conduct its business in the ordinary course consistent with past practice, and shall use commercially reasonable efforts to maintain its relationships with its employees, customers, suppliers, landlords and others having business dealings with it, and (ii) without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries will:

          (a) amend their respective articles of incorporation or bylaws (or comparable governing instruments) or the Rights Agreement, except as otherwise provided herein;

          (b) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its Subsidiaries including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of its Subsidiaries, except for (i) the issuance of Shares (including the associated Rights) upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their present terms, (ii) issuances in accordance with the Rights Agreement and (iii) transactions by and among the Company and its wholly-owned Subsidiaries or between its wholly-owned Subsidiaries;

          (c) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or membership interests, other than dividends or distributions to the Company or a Subsidiary of the Company, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

          (d) other than a transaction by and among the Company and its wholly-owned Subsidiaries or between its wholly-owned Subsidiaries, (i) create, incur or assume any debt in excess of US$250,000 individually or in the aggregate, except refinancings of existing obligations on terms that are, in the aggregate, no less favorable to the Company or its Subsidiaries than the existing terms, provided that any debt refinancings shall not increase the amount of indebtedness outstanding by more than the amount otherwise permitted by this Section 5.1(d)(i); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any Person; (iii) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other Person (other than (v) payments in the nature of “key money” or pre-paid rent to secure a parking-related contract that do not exceed US$250,000 in the aggregate, (w) to the Company or a Subsidiary of the Company, (x) customary travel, relocation or business advances to employees, (y) for the fiscal year ending December 31, 2004, such amounts as are contemplated (both as to type and amount of expense) by the Company’s capital budget for such fiscal year, a copy of which has been provided to Parent and (z) such other items as do not exceed US$250,000 individually or in the aggregate); (iv) acquire any portion of the stock, assets or business of, or merge or consolidate with, any other Person; (v) voluntarily incur (other than in the ordinary course of business consistent with past practice) any liability or obligation (absolute, accrued, contingent or otherwise) in excess of US$250,000 individually or in the aggregate; or (vi) sell, transfer, lease, mortgage, pledge, hypothecate or otherwise dispose of, or encumber, or agree to sell, transfer, lease, mortgage, pledge, hypothecate or otherwise dispose of or encumber, any assets or properties (whether real, personal or mixed) of the Company and its Subsidiaries having an aggregate value in excess of US$250,000;

          (e) (i) increase in any manner the compensation of any of its officers or employees, except for increases in the ordinary course consistent with past practice that do not materially increase the Company’s compensation expense or benefits to such officers or employees (as the case may be), (ii) enter into, establish, amend or terminate any employment or consulting agreement or arrangement with, for or in respect of any officer or employee other than pursuant to the terms of agreements in effect on the date of this Agreement, except for employment or consulting agreements or arrangements with employees or consultants earning in each case annual compensation of US$75,000 or less, or (iii) enter into, establish, amend or terminate any retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, or employee other than pursuant to the terms of agreements in effect on the date of this Agreement;

          (f) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice, or settle or compromise any material pending or threatened suits, actions or claims, on terms that result in aggregate payments by the Company of more than US$250,000;

          (g) enter into any lease agreement which (i) has an initial term in excess of 10 years or (ii) requires an initial contribution or other payment in excess of US$250,000;

          (h) propose, adopt, approve or implement any Stockholder Rights Plan which could have the effect of restricting, prohibiting, impeding or otherwise affecting the consummation of the transactions contemplated by this Agreement, or make a determination that Parent, Merger Sub or any of their respective affiliates or associates, directors, officers or employees is an “Acquiring Person” under the Rights Agreement;

          (i) waive, release, grant or transfer any rights of material value, or modify in any material respect any existing lease, management agreement or other contract, other than in the ordinary course of business consistent with past practice;

          (j) enter into any agreement or arrangement prohibiting or restricting it from freely engaging in the parking business in any geographic area;

          (k) adopt a plan of complete or partial liquidation or adopt resolutions providing for or authorizing any such liquidation or any dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (l) change any of its accounting principles or policies except as required by GAAP or as the Company’s independent public accountants have advised the Company is required by GAAP; or

          (m) agree in writing or otherwise to take any of the actions described in Sections 5.1(a) through (l) above.

          SECTION 5.2. Non-Solicitation; Company Recommendation. (a) The Company shall immediately terminate, and shall instruct its and its Subsidiaries’ officers, directors, employees, attorneys, accountants, advisors, representatives and agents (collectively, “Company Representatives”) to immediately terminate, all existing discussions or negotiations, if any, with any Person conducted previously with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly demand that each Person which has previously executed a confidentiality agreement with or for the benefit of the Company or any of its Subsidiaries or any of the Company Representatives with respect to such Person’s consideration of a possible Acquisition Proposal promptly return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information previously furnished by the Company or any of its Subsidiaries or any of the Company Representatives to each such Person or any of its representatives in accordance with the terms of any confidentiality agreement with such Person.

          (b) From the date of this Agreement until the Effective Time, the Company shall not, and the Company shall cause its Subsidiaries and the Company Representatives not to, (i) solicit or initiate or knowingly encourage or take any other action to facilitate any proposal, inquiry or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in substantive discussions or negotiations with, or disclose or provide any non-public information relating to the Company or its Subsidiaries to, or afford access to any of the properties, books or records of the Company or its Subsidiaries to, any Person that has made an Acquisition Proposal or any such proposal, inquiry or request or any of such Person’s affiliates or any of its representatives or (iii) except as provided in this Section 5.2 and subject to compliance herewith, enter into any agreement or agreement in principle with any Person that has made an Acquisition Proposal or any such proposal, inquiry or request or any of such Person’s affiliates or representatives; provided, however, that the Company and the Company Representatives may take any actions described in clause (ii) of this subsection (b) in respect of a Person that has made an Acquisition Proposal if, but only if, (A) such Person has submitted a written Acquisition Proposal, (B) such Person has entered into a confidentiality agreement with the Company on terms that the Company reasonably determines are no less favorable to the Company than the confidentiality agreement dated July 3, 2003, between the Company and The Gates Group LLC, (C) such Acquisition Proposal constitutes a Superior Proposal, (D) a majority of the Board of Directors or the Special Committee has reasonably and in good faith determined, following consultation with outside counsel, that the failure to take such action would create a reasonable likelihood of a breach of their fiduciary duties under

Delaware law, and (E) prior to disclosing or providing any nonpublic information the Company shall disclose all such information to Parent unless previously provided to Parent.

          (c) As used in this Agreement, the following terms have the meanings set forth below:

(i) “Acquisition Proposal” means any offer or proposal (whether or not in writing) (other than an offer or proposal by or on behalf of Parent or its Affiliates) for, or any indication of interest in: (i) a transaction pursuant to which any Person or group of Persons acquires or would acquire beneficial ownership of more than 20% of the outstanding voting power of the Company or any of its Subsidiaries, whether from the Company or pursuant to a tender offer, exchange offer or otherwise; (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Person (or group of Persons) other than Parent, Merger Sub or any of their Affiliates (any such Person, a “Third Party”) acquiring 20% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any transaction which would result in a Third Party acquiring 20% or more of the fair market value of the assets (including, without limitation, the capital stock of any Subsidiary) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise); or (iv) any combination of the foregoing.

(ii) “Superior Proposal” means any Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50% for purposes of this definition) that is (x) on terms that the Board of Directors or the Special Committee determines in its good faith judgment (after consultation with its advisors) to be more favorable to the Company’s stockholders than the Merger (taking into account any factors relating to such proposed transaction deemed relevant by the Board of Directors or the Special Committee, including, without limitation, the financing thereof and all other conditions thereto) and (y) made by a Person or group of Persons who have provided the Company with evidence reasonably satisfactory to the Board of Directors or the Special Committee that such Person or group has or will have sufficient funds to complete such Acquisition Proposal.

          (d) The Company shall promptly advise Parent, telephonically and in writing, of the Company’s receipt of any Acquisition Proposal or any proposal, inquiry or request that the Company determines could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly provide Parent, in writing and in reasonable detail, with the material terms and conditions of any such Acquisition Proposal, inquiry or request and the identity of the Person making the same. The Company shall update Parent in respect of material changes in the status or content of any discussions or negotiations regarding any Acquisition Proposal, and shall promptly inform Parent of any change in any of the price, form of consideration or other material terms of any Acquisition Proposal. Promptly upon determination by the Board of Directors or Special Committee that an Acquisition Proposal constitutes a Superior Proposal, the Company shall deliver to Parent a written notice (a “Notice of Superior Proposal”) advising it of such determination, specifying in reasonable detail the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal.

          (e) The Board of Directors has adopted a resolution recommending the adoption of this Agreement by the Company’s stockholders (the “Company Recommendation”) and, except as provided in the next sentence, the Board of Directors shall not withdraw or modify such Company Recommendation or take any action having such effect unless a majority of the Board of Directors or the Special Committee shall have determined in good faith, after consultation with outside counsel, that this Agreement and the Merger is no longer in the best interests of the Company’s stockholders and that the failure to undertake such withdrawal or modification would create a reasonable likelihood of a breach of their fiduciary duties to the Company’s stockholders under applicable law. Notwithstanding the foregoing, the Board of Directors shall only be permitted to (i) withdraw or modify in a manner adverse to Parent and Merger Sub (or not to continue to make) its recommendation to its stockholders with respect to a Superior Proposal or (ii) cause the Company to enter into an agreement relating to a Superior Proposal, if the Company has given Parent at least 72 hours’ prior written notice of its intention to withdraw or modify such recommendation or enter into such agreement. Nothing in this Section 5.2 shall prohibit the Company or the Board of Directors from taking and disclosing to the stockholders of the Company a position with respect to an Acquisition Proposal by a Third Party to the extent the Company determines to be required under Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, however, that unless and until this Agreement is terminated in accordance with Section 8.1 hereof, nothing in this sentence shall affect the obligations of the Company or the rights of Parent or Merger Sub under any other provision of this Agreement.

ARTICLE VI.

ADDITIONAL AGREEMENTS

          SECTION 6.1. Stockholders Meeting; Proxy Statement. (a) In accordance with the Restated Certificate and the Company’s Amended and Restated Bylaws, the Company shall call and hold a meeting of its stockholders as promptly as practicable for the purpose of voting upon the approval of the Merger (the “Stockholders Meeting”), and the Company shall use its best efforts to hold the Stockholders Meeting as promptly as practicable after the date on which the Proxy Statement (as defined below) is cleared by the SEC. As promptly as practicable after the date of this Agreement, the Company, Parent and Merger Sub shall cooperate and prepare and file with the SEC, and shall use all commercially reasonable efforts to have cleared by the SEC, and promptly thereafter shall mail to stockholders, a proxy statement (the “Proxy Statement”) in connection with the Stockholders Meeting. The Company, Parent and Merger Sub each will promptly and timely provide all information relating to its respective businesses or operations necessary for inclusion in the Proxy Statement to satisfy all requirements of applicable state and federal securities laws. The Company and Parent (with respect to Parent and Merger Sub) each shall be solely responsible for any statement, information or omission in the Proxy Statement relating to it (and Merger Sub with respect to Parent) or its Affiliates based upon written information furnished by it (or Merger Sub with respect to Parent) for inclusion in the Proxy Statement.

          (b) The Company agrees that the Proxy Statement will not, at the time the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC or first sent to stockholders, at the time of the Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation, warranty or covenant is hereby made, or will be made, by the Company with respect to Parent and Merger Sub Information (as defined in Section 6.1(c)).

          (c) Each of Parent and Merger Sub agrees that none of the information supplied by Parent or Merger Sub, or any of their respective officers, directors, representatives, agents or employees (the “Parent and Merger Sub Information”), for inclusion in the Proxy Statement, or in any amendments thereof or supplements thereto, at the time the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC or first sent to stockholders, at the time of the Stockholders Meeting or at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          SECTION 6.2. Access to Information; Confidentiality. The Company shall, and shall use its commercially reasonable efforts to cause its Subsidiaries to, afford to Parent and its accountants, counsel, financial advisors and other representatives reasonable access during normal business hours and upon reasonable notice throughout the period prior to the Effective Time to their respective properties, books, contracts, commitments and records and, during such period, shall furnish such information concerning its businesses, properties and personnel as Parent shall reasonably request; provided, however, such access shall not unreasonably disrupt the Company’s or its Subsidiaries’ respective operations and must be conducted in accordance with the reasonable procedures established by the Company. All nonpublic information provided to, or obtained by, Parent in connection with the transactions contemplated hereby shall be “Confidential Information” for purposes of the Confidentiality Agreement, dated July 3, 2003, by and between the Company and The Gates Group, LLC (the “Confidentiality Agreement”), the terms of which shall survive the termination of this Agreement and continue in full force and effect. Notwithstanding the foregoing, the Company shall not be required to provide any information which it reasonably believes it may not provide to Parent by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which the Company or any of its Subsidiaries is required to keep confidential by reason of contract, agreement or other obligation to third parties. If any party discovers any breach of any representation or warranty contained in this Agreement or any circumstance or condition that upon the Effective Time would constitute such a breach, such party covenants that it will promptly so inform the other parties.

          SECTION 6.3. Public Announcements. The parties shall issue a joint initial press release announcing the execution of this Agreement as may be mutually agreed. Thereafter, the parties will consult with one another prior to issuing any press release or otherwise making any public communications in connection with the Merger or the other transactions contemplated by this Agreement and will provide each other with a meaningful opportunity to review and comment upon any such press releases or other public communications, and prior to making any filings with any third party and/or any Governmental Entity with respect to the Merger or the other transactions contemplated by this Agreement, the parties will consult with one another prior to making such filings and will provide each other with a meaningful opportunity to review and comment upon, such filings, except as may be required by law, court process or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service.

          SECTION 6.4. Approvals and Consents; Reasonable Best Efforts; Cooperation. (a) From the date hereof until the Effective Time, each of the Company, Parent and Merger Sub shall (i) promptly apply for, diligently pursue, and use their respective reasonable best efforts to obtain prior to the Effective Time all consents, approvals, authorizations and clearances of Governmental Entities and third parties required of it to consummate the Merger, (ii) provide such notices, information and communications to Governmental Entities and third parties, including without limitation labor unions representing employees of the Company or any of its Subsidiaries, as they may be entitled to or may reasonably request, and (iii) assist and cooperate with the other parties hereto to obtain all permits and clearances of Governmental Entities and third parties that are reasonably necessary, and to prepare any document or other information reasonably required of it by any such Persons to consummate the Merger.

          (b) In addition to the other obligations set forth in this Agreement, including, without limitation, this Section 6.4 and Section 6.7, from and after the date hereof until the Effective Time, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations or otherwise to consummate and make effective as expeditiously as practicable, the Merger and the other transactions contemplated by this Agreement, including without limitation, (i) filing as soon as practicable after the date hereof (the “Filing Date”) any required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice (and filing as soon as practicable any form or report required by any other Governmental Entity relating to antitrust, competition, investment or trade regulation matters, including without limitation, any relevant foreign antitrust authority), (ii) promptly applying for, diligently pursuing, and using reasonable best efforts to obtain prior to the Effective Time all consents, approvals, authorizations, permits and clearances of Governmental Entities and third parties required of it to consummate the Merger, (iii) providing such information and communications to Governmental Entities and third parties as they may reasonably request, (iv) effecting all necessary registrations, filings and submissions and using reasonable best efforts to have lifted any injunction, order or decree of a court or other Governmental Entity of competent jurisdiction or other legal bar to consummation of the Merger or otherwise restraining or prohibiting the consummation thereof (and, in such case, proceeding with the consummation of the Merger as expeditiously as practicable), including through all possible appeals, unless waived by the Company and Parent, (v) assisting and cooperating with each other to obtain all permits and clearances of Governmental Entities that are necessary, and preparing any document or other information reasonably required of it to consummate the Merger, and (vi) executing and delivering any additional certificates, agreements, instruments, reports, schedules, statements, consents, documents and information necessary to consummate the Merger, and fully carrying out the purposes of, this Agreement. Each of the Company, Parent and Merger Sub agrees that, except as otherwise expressly contemplated by this Agreement, it will not take any action that would reasonably be expected to materially adversely affect or materially delay the Effective Time or the ability of any of the parties to satisfy any of the conditions to the Merger or to consummate the Merger.

          (c) In furtherance of and without limitation of the foregoing, each of the Company, Parent and Merger Sub shall (i) respond as promptly as practicable to any reasonable inquiries or requests received from any Governmental Entity for additional information or documentation; (ii) promptly notify the other parties hereto of any written communication to that party or its Affiliates from any Governmental Entity and, subject to applicable law, permit the other parties to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of the other parties in connection therewith); and (iii) furnish the other parties with copies of all material correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or its staff on the other hand, with respect to this Agreement and the Merger; all with a view towards the prompt completion of the Merger and the transactions contemplated by this Agreement; provided, however, that nothing contained in this Section 6.4 shall obligate any party to disclose to another party any information or documentation that would constitute, in the reasonable belief of the disclosing party, competitively sensitive confidential information or documentation.

          (d) Each of Parent and Merger Sub shall pursue all of their legal alternatives with respect to the HSR Act, any relevant foreign antitrust authority or any injunction, order or decree of a court or other Governmental Entity of competent jurisdiction or other legal bar to consummation of the Merger. In furtherance and not in limitation of the foregoing sentence, each of Parent and Merger Sub shall take any and all steps necessary to respond to and satisfy any concerns raised by any Governmental Entity in any administrative, judicial or legislative action or proceeding, including without limitation, divesting and/or agreeing to divest assets to an entity or entities satisfactory to the relevant concerned Governmental Entity, in order to permit the consummation of the Merger at its own expense, and with no reduction in the aggregate Per Share Amount payable for the Shares hereunder. Each party shall pay any filing fees required to be paid by it in connection with the HSR Act and any relevant foreign antitrust authority.

          SECTION 6.5. Agreement to Defend and Indemnify; Insurance. (a) It is understood and agreed that, subject to the limitations on indemnification contained in the DGCL and the Restated Certificate or the Merger Sub Certificate, as applicable, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of the Company or any Subsidiary and their respective Subsidiaries and Affiliates including, without limitation, officers and directors serving as such (and, without limiting the generality of the foregoing, as members of any committee of the Board of Directors, including the Special Committee) on the date hereof or at the Effective Time (collectively, the “Indemnified Parties”) from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated hereby, including without limitation liabilities arising under the Securities Act or the Exchange Act in connection with the Merger, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly as statements therefor are received, and (ii) the Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed). For a period of six years following the Effective Time, the Surviving Corporation shall maintain or obtain officers’ and directors’ liability insurance covering the Indemnified Parties who currently or at the Effective Time are covered by the Company’s officers and directors liability insurance policies on terms not less favorable than those in effect on the date hereof in terms of coverage and amounts; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 300% of the premium paid by the Company for such insurance as of the date of this Agreement, then the Surviving Corporation shall provide the maximum coverage that will then be available at an annual premium equal to 300% of such per annum rate as of the date of this Agreement. The Surviving Corporation shall continue in effect the indemnification provisions provided by the Merger Sub Certificate and the Merger Sub Bylaws for a period of not less than six years following the Effective Time. This Section 6.5 shall survive consummation of the Merger. This covenant shall survive any termination of this Agreement pursuant to Section 8.1. Notwithstanding Section 9.7, this Section 6.5 is intended to be for the benefit of and to grant third-party rights to the Indemnified Parties whether or not they are parties to this Agreement, and each of the Indemnified Parties shall be entitled to enforce the covenants contained herein.

          (b) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.5.

          (c) After the Effective Time, Parent and Surviving Corporation jointly and severally agree to pay all expenses, including attorney fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 6.5.

          SECTION 6.6. Employee Benefit Matters. From and after the Effective Time, Parent and its Affiliates shall be solely responsible for and shall honor and satisfy all liabilities with respect to the Company Benefit Plans pursuant to the terms of such plans and applicable law. Until the first anniversary of the Effective Time, Parent and its Affiliates shall provide the employees of the Surviving Corporation or its Subsidiaries and their dependents with an employee benefit program providing benefits that, considered as a whole, are substantially equivalent or superior to the benefits provided to such persons immediately prior to the Effective Time under the applicable terms of the Company Benefit Plans. Subject to the foregoing, Parent and its Affiliates may amend or terminate any of the Company Benefit Plans after the Effective

Time, subject to their terms and applicable law. To the extent that any Company Benefit Plan is amended or terminated prior to the first anniversary of the Effective Time so as to reduce the benefits that are then being provided with respect to participants thereunder, Parent shall cause each individual who is then a participant or beneficiary in such terminated or amended Company Benefit Plan to participate in a comparable employee benefit plan maintained by Parent or its Affiliates in accordance with the eligibility criteria thereof, provided that: (a) such participants shall receive full credit for all years of service with the Company or any of its Subsidiaries for purposes of eligibility and vesting, (b) such participants shall participate in such plan on terms that are no less favorable than those offered to similarly situated employees of Parent, and (c) such participants shall participate under any welfare-type benefit plan without any waiting periods, evidence of insurability or application of any pre-existing condition restrictions (except to the extent any such limitation has not been satisfied under any applicable Company Benefit Plan in which the participant then participates or is otherwise eligible to participate), and shall receive appropriate credit for purposes of satisfying any applicable deductibles, co-payments or out-of-pocket limits. Notwithstanding the foregoing, the Surviving Corporation and its Subsidiaries shall not be required to provide any benefits currently governed by any Collective Bargaining Agreement, except pursuant to the specific terms of such Collective Bargaining Agreement.

          SECTION 6.7. Financing. (a) In the event that at any time funds are not or have not been made available pursuant to the Financing Letters so as to enable Parent to proceed with the Merger in a timely manner, each of Parent and Merger Sub shall (i) use its best efforts to obtain alternative funding in an amount at least equal to the amount to be provided pursuant to the Financing Letters on terms and conditions substantially comparable to those provided in the Financing Letters, or otherwise on terms reasonably acceptable to Parent and Merger Sub and (ii) shall continue to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

          (b) Following the date hereof, any amendment or modification, or any termination or cancellation of, the Financing, or any information which becomes known to Parent, Merger Sub or any of their respective Affiliates which makes it unlikely that the Financing will be obtained substantially on the terms set forth in the Financing Letters, shall be promptly disclosed to the Special Committee. None of Parent, Merger Sub or any of their respective Affiliates will knowingly attempt, directly or indirectly, to induce or encourage the Lenders or other entities not to fund any of the financing provided for in the Financing Letters.

          SECTION 6.8. Rollover Agreements. Prior to the Effective Time, Parent may enter into rollover agreements with certain management level employees of the Company or its Subsidiaries pursuant to which such employees will be given the option to convert a specific number of shares of Company Common Stock, Company Stock Options and/or shares of Company Restricted Stock into securities of Parent in lieu of the cash consideration otherwise payable to such employees with respect to such shares of Company Common Stock, Company Stock Options and/or shares of Company Restricted Stock under Article II hereof (collectively, the “Rollover Agreements”). Parent shall not be required to enter into any Rollover Agreements and the execution of any Rollover Agreements shall not be a condition precedent to the Closing. If the Parent elects to enter into any Rollover Agreements, the general terms of such agreements shall be described in the Proxy Statement (or in an amendment thereto) prior to the date of the Stockholders Meeting.

ARTICLE VII.

CONDITIONS PRECEDENT

          SECTION 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of the following conditions:

          (a) This Agreement shall have been approved by the requisite vote of the stockholders of the Company, as required by the DGCL and the Restated Certificate.

          (b) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and the requirements of any relevant foreign antitrust or investment regulatory authority shall have been satisfied. Other than the filing of the Certificate of Merger provided for in Section 2.3, all other Required Company Consents and Required Parent Consents required to be made or obtained prior to the Effective Time by the Company or Parent, respectively, or any of their respective Subsidiaries, in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, shall have been made or obtained, except where the failure to make any such filings or obtain any such consents would not have a Material Adverse Effect.

          (c) No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”) and no Governmental Entity shall have instituted any proceeding which continues to be pending seeking any such Order.

          SECTION 7.2. Conditions for Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction on or prior to the Effective Time of the following additional conditions precedent:

          (a) Parent and Merger Sub shall have performed in all material respects and complied in all material respects with all agreements contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing.

          (b) Parent’s and Merger Sub’s representations and warranties contained in Article III of this Agreement shall be true and correct in all material respects as of the Closing with the same effect as though such representations and warranties were made on and as of the Closing (provided that any representation and warranty that addresses matters only as of a certain date need only be true and correct as of that certain date), except for changes permitted by this Agreement and except that any such representation and warranty which is itself qualified as to materiality shall not be deemed so qualified for purposes of this condition.

          (c) The Company shall have received certificates dated the Closing Date and signed by the Chairman, President or an Executive Vice-President of each of Parent and Merger Sub, certifying that the conditions specified in Section 7.2 have been satisfied.

          SECTION 7.3. Conditions for Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction on or prior to the Effective Time of the following additional conditions precedent:

          (a) The Company shall have performed in all material respects and complied in all material respects with all agreements contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

          (b) Each of the Company’s representations and warranties contained in Article IV of this Agreement shall be true and correct in all respects as of the Closing with the same effect as though such representations and warranties were made on and as of the Closing (provided that any representation and warranty that addresses matters only as of a certain date need only be true and correct as of that certain date) except for changes permitted by this Agreement and except where the failure of such representation and warranty to be true and correct in all respects would not have a Material Adverse Effect, provided, however, that any such representation and warranty which is itself qualified as to materiality (for example, by reference to a Material Adverse Effect) shall not be deemed so qualified for purposes of this condition.

          (c) Parent shall have received a certificate dated the Closing Date and signed by the Chairman, President or a Vice-President of the Company, certifying that the conditions specified in Section 7.3 have been satisfied.

          (d) Parent shall have received the certificate contemplated by Section 2.7(d) of this Agreement, dated the Closing Date and signed by an officer of the Company.

ARTICLE VIII.

TERMINATION

          SECTION 8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

          (a) By the mutual written consent of the Company and Parent.

          (b) By Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling or other action each party hereto shall use its reasonable best efforts to have lifted, vacated or reversed, including through all possible appeals), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

          (c) By Parent or the Company, if the stockholders of the Company fail to approve the Merger upon the taking of a vote at the Stockholders’ Meeting or any adjournment thereof.

          (d) By Parent or the Company, if the Merger shall not have been consummated by July 31, 2004 (the “Outside Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date.

          (e) By the Company, if (i) any of the representations and warranties of Parent and Merger Sub contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(b) with respect to representations and warranties would not be satisfied; (ii) Parent and Merger Sub shall have been required to use their best efforts to find alternative funding pursuant to Section 6.7(a) and shall have failed to find such alternative funding on terms reasonably acceptable to the Special Committee within thirty (30) days of the event giving rise to the need for such alternative funding; (iii) within thirty (30) days of the date on which an obligation arose on the part of the Parent, Merger Sub or any of their respective Affiliates to make a disclosure to the Company pursuant to Section 6.7(b), regardless of whether or not such disclosure was actually made, if Parent and Merger Sub have not provided the Special Committee with assurances reasonably satisfactory to the Special Committee that the Financing will be obtained on terms reasonably acceptable to the Special Committee; or (iv) Parent or Merger Sub shall have breached or failed to comply with any of their respective obligations under this Agreement such that the condition set forth in Section 7.2(a) with respect to agreements and conditions would not be satisfied (in either case other than as a result of a material breach by the Company of any of its obligations under this Agreement) and, in the cases of (i) and (iv), such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of forty-five days after Parent has received written notice from the Company of the occurrence of such failure or breach (provided that in no event shall such forty-five day period extend beyond the second day preceding the Outside Date).

          (f) By Parent, if (i) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(b) with respect to representations and warranties would not be satisfied, or (ii) the Company shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.3(a) with respect to agreements and conditions would not be satisfied (in either case other than as a result of a material breach by Parent or Merger Sub of any of their respective obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of forty-five days after the Company has received written notice from Parent of the occurrence of such failure or breach (provided that in no event shall such forty-five day period extend beyond the second day preceding the Outside Date).

          (g) By the Company or Parent, if the Board of Directors or the Special Committee, after complying with Section 5.2(e), (i) withdraws or modifies in a manner adverse to Parent and Merger Sub its approval or recommendation of this Agreement or the Merger, (ii) approves or recommends a Superior Proposal, or (iii) authorizes the Company to enter into a binding agreement with respect to any Superior Proposal.

          SECTION 8.2. Effect of Termination. (a) In the event of termination of this Agreement by the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become null and void and have no further force or effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the second sentence of Section 6.2, the provisions of Section 8.2(b) and those provisions of this Agreement that expressly survive termination hereof and except that nothing herein shall relieve any party for breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          (b) If the Company or Parent terminates this Agreement pursuant to Section 8.1(g), then within 3 business days of such termination, the Company shall pay or cause to be paid to Parent, by wire transfer of immediately available funds to an account designated by Parent, an amount equal to US$2,000,000 (the “Termination Fee”). In addition, if at any time prior to the Stockholders Meeting, any Acquisition Proposal shall have been made to the Company and made known to its stockholders generally, and thereafter (i) either the Company or Parent terminates this Agreement pursuant to Section 8.1(c), or (ii) Parent terminates this Agreement pursuant to Section 8.1(f) by reason of a breach by the Company of its covenants or agreements hereunder, and within eighteen months of such termination any Acquisition Proposal is consummated (but for this purpose all percentages in the definition of Acquisition Proposal shall be 50% instead of 20%), then, upon the signing of such agreement or, if no agreement is signed, then at the closing (and as a condition to the closing, which condition may not be waived without the express written consent of Parent) of such Acquisition Proposal, the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds. Notwithstanding the preceding two sentences, if (i) the Company notifies Parent in a single letter that (A) the Company intends to terminate this Agreement and (B) the Company believes that it has a right to terminate this Agreement pursuant to Section 8.1(e)(i) or (iv) (without giving effect to the forty-five (45) day cure period otherwise applicable to such sections), and (ii) Parent or Merger Sub, as the case may be, fails to cure any such actual breach or misrepresentation within ten (10) days following its receipt of such written notice, then the Company shall not be required to pay the Termination Fee to Parent. In addition, if Parent terminates this Agreement pursuant to Section 8.1(f) (regardless of whether an Acquisition Proposal is subsequently consummated), then, within 3 business days following the written request of Parent, the Company shall pay or cause to be paid to Parent, by wire transfer of immediately available funds, such amount as may be necessary to reimburse Parent for all out-of-pocket expenses incurred by Parent or any of its Affiliates (including without limitation The Gates Group, LLC) in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of its counsel and other advisors, and all financing, commitment or similar fees and expenses (the “Expense Reimbursement”). Notwithstanding the foregoing, the Expense Reimbursement shall in no event exceed the sum of US$750,000; provided further that if the Company is required to pay the Termination Fee in connection with a termination of this Agreement, then the Termination Fee due and payable to Parent shall be reduced by an amount equivalent to the Expense Reimbursement paid to Parent.

ARTICLE IX.

MISCELLANEOUS

          SECTION 9.1. Non-Survival of Representations, Warranties and Agreements. If the Closing occurs, the representations, warranties and agreements in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article II and Section 6.5 shall survive the Effective Time indefinitely.

          SECTION 9.2. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) as of the date and time delivered or sent by facsimile if delivered personally or by facsimile, and (ii) on the third business day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

          (a) if to Parent or Merger Sub:

Imperial Parking Management, LLC
c/o The Gates Group, LLC
6120 Parkland Boulevard, Suite 301
Mayfield Heights, Ohio 44124
Attention: Walter Stuelpe and E.M. de Windt, Jr.
Facsimile: (440) 684-9905

With a copy to:

Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
Attention: Neil J. Whitford
Facsimile: (216) 241-0816

          (b) if to the Company:

Mr. David Woods
Chairman, Special Committee of the
Board of Directors of
Imperial Parking Corporation
c/o Ash City
2111 McCowan Road
Toronto, Ontario M1S 3Y6
Facsimile: (416) 332-3839

With a copy to:

Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019
Attention: Michael A. Schwartz, Esq.
Facsimile: (212) 728-9267

          SECTION 9.3. Expenses. Except as otherwise specifically provided herein (including, without limitation, Section 8.2(b)) all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

          SECTION 9.4. Certain Definitions. For purposes of this Agreement, the term:

          (a) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

          (b) “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise; and

          (c) The Company and/or its Subsidiaries will be deemed to have “Knowledge” of a particular fact or other matter if Todd C. Croll, Bill Gotlin, Doug Grieve, Charles E. Huntzinger, Carol Jung, Stuart Mackenzie, J. Bruce Newsome or Bryan L. Wallner (i) is actually aware of such fact or other matter or (ii) could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

          (d) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

          SECTION 9.5. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 9.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

          SECTION 9.7. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Schedules hereto), the Voting Agreements, the Limited Guaranties, the

Rollover Agreements (if any) and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof (including, without limitation, that certain letter agreement dated October 14, 2003, by and between the Company and The Gates Group, LLC). This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, except as otherwise provided in Sections 2.8, 2.10 and 6.5.

          SECTION 9.8. Assignment. This Agreement shall not be assigned by the parties hereto whether by operation of law or otherwise.

          SECTION 9.9. Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State without regard to principles of conflicts of laws therein. Each of the parties hereto irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the state and federal courts located in the County of New York, State of New York (the “New York Courts”) in any action or proceeding arising out of or relating to this Agreement, any other agreement executed in connection with this Agreement or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim in any New York Court that such litigation brought therein has been brought in an inconvenient forum. Final judgment in any suit, action or proceeding brought in any such court shall be conclusive and binding upon each party duly served with process therein and may be enforced in the courts of the jurisdiction of which either party or any of their property is subject, by a suit upon such judgment.

          SECTION 9.10. Amendment. This Agreement may be amended by the parties hereto by action taken by each of Parent, Merger Sub and the Company (with the consent of the Special Committee) at any time before the Effective Time but not thereafter; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

          SECTION 9.11. Waiver. At any time before the Effective Time, any party hereto may (with the consent of the Special Committee in the case of the Company) (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

          SECTION 9.12. Schedules and Exhibits. All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

          SECTION 9.13. Further Assurances. Each party to this Agreement agrees (i) to furnish upon request to any other party such further information, (ii) to execute and deliver to any other party such other documents and (iii) to do such other acts and things as any other party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to herein including, without limitation, providing information necessary for preparation of any filings needed to obtain the regulatory approvals required to consummate the Merger.

          SECTION 9.14. Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, each party hereto agrees to execute and deliver an original of this Agreement as well any facsimile, telecopy or other reproduction hereof.

          SECTION 9.15. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMPERIAL PARKING CORPORATION

By:
Name: Charles Huntzinger
Title: President and CEO

IMPERIAL PARKING MANAGEMENT, LLC

By:
Name: Walter Stuelpe
Title: President

IPK ACQUISITION CORPORATION

By:
Name: Walter Stuelpe
Title: President